[DYNEGY LETTERHEAD]

                                  March 9, 2000

Re: Dynegy Investment Plus

Dear Plan Participant:

      Enclosed you will find a prospectus describing the terms of Dynegy Investment Plus. As you know, at the closing of the merger between Illinova Corporation, an Illinois corporation ("Illinova") and Dynegy Inc., a Delaware corporation since renamed Dynegy Holdings Inc. ("Old Dynegy"), Old Dynegy and Illinova merged into subsidiaries of Dynegy Inc., an Illinois corporation formerly known as Energy Convergence Holding Company ("New Dynegy"). As described in the letter dated January 22, 2000 sent by Illinova to participants in Illinova Investment Plus, the plan was temporarily suspended as of that date. In the merger, New Dynegy assumed Illinova's obligations under Illinova Investment Plus and your account in Illinova Investment Plus was automatically converted into an account under the New Dynegy plan. Dynegy Investment Plus, which is described in the enclosed prospectus, represents an amendment and restatement of Illinova Investment Plus. When you receive this letter, your account in Dynegy Investment Plus will become active.

      In connection with the amendment and restatement of Illinova Investment Plus by New Dynegy, some changes have been made to the plan, including but not limited to the following:

      o The maximum amount allowed for initial and optional investments has been changed from $60,000 per year to $10,000 per month;

      o Under certain circumstances, you may request a waiver of this maximum so that you may make initial and optional investments in excess of the monthly maximum;

      o The minimum amount allowed for an optional cash investment has been changed from $25 to $100, except that active employees of New Dynegy or one of its subsidiaries may still make optional cash investments in even multiples of $1 but not less than $5 per pay period; and

      o     Chase Manhattan Bank is the administrator of the plan.

      These and other changes, and the other features of the plan, are described in the enclosed prospectus, which we encourage you to read carefully.

      If you wish to continue your participation in Dynegy Investment Plus you do not need to do anything at this time. If, after reviewing the enclosed prospectus, you do not wish to continue participation in Dynegy Investment Plus, you should submit a Sale/Withdrawal Request Form to the administrator. We appreciate your participation in the plan, and we look forward to your continued participation in Dynegy Investment Plus.

                                          Sincerely,


                                          /s/ C. L. Watson

                                          C. L. Watson